Exhibit 99.1

November 1, 2015

Dear Shareholder:

Enclosed (unless you have direct deposit) is your $0.05 per share dividend for November 1, 2015. We are pleased to report the following highlights:

Our preliminary earnings for the third quarter of 2015 were $2,862,000 or $0.30 per share diluted available to common shareholders. This compares to $1,900,000 or $0.21 per share diluted available to common shareholders for 2014. This was a 50% increase in earnings.

Year-to-date earnings were $8,360,000 or $.87 per share diluted available to common shareholders compared to $5,790,000 or $.64 per share diluted available to common shareholders for the same period last year. This is a 44% increase in earnings.

Our year-to-date net interest income, the amount we make gathering deposits and making loans, was $35,231,000 - $4,116,000 greater than the same period of 2014. Net loan growth of $84,926,000 or 9.4% contributed to an increase in interest income of $3,378,000 over the same period last year. At the same time, slightly more than half of our deposit growth was in noninterest-bearing accounts, contributing to the decrease in interest expense of $738,000.

Our year-to-date Provision for Loan Loss was $1,200,000 compared to $1,500,000 for 2014. Challenged loans remaining from the recession continued to stabilize and we are comfortable with the adequacy of our reserves.

The year-to-date noninterest income was $11,132,000 compared to $11,016,000 for the same period in 2014. Within noninterest income we enjoyed a $303,000 or 9.5% increase in service charge revenue. This is largely the result of focusing on fee opportunities in the Dayton market and generating additional cash management services for corporate accounts.

Our year-to-date noninterest expenses were $32,203,000. This is $1,135,000 or 3.7% greater than the same period last year. This can largely be attributed to the addition of the Dayton operation – which helped generate the $4,116,000 increase in net interest income.

Our business model remains unchanged. We continue to gather deposits in our legacy markets - Sandusky, Norwalk, Shelby, New Washington, and Urbana. We actively seek to put these deposits to work in these markets. Where we are unable to find loan opportunities we redirect our funds to our urban markets of Mayfield Heights, Fairlawn, Dublin, and Dayton where the economic recovery has been more robust. This formula works and the results show in our continued bottom line growth.

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As a reminder, our special shareholder meeting is scheduled for November 4, 2015 at the Firelands Campus of BGSU in Huron, Ohio. I hope you can attend.

If you have any questions, a call is always welcomed.

Very truly yours,

James O. Miller
President & CEO

Cautionary Statement Regarding Forward-Looking Information

Comments made in this letter include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, actual results or future events could differ, possibly materially, from those anticipated in these forward-looking statements. The forward-looking statements speak only as of the date of this letter, and Civista Bancshares, Inc. assumes no duty to update any forward-looking statements to reflect events or circumstances after the date of this letter, except to the extent required by law.